UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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INFINERA CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Michael Post	(408) 572-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

Infinera Corporation (the “Company”) provides optical transport networking equipment, software and services to communications service providers, internet content providers, cable operators, subsea network operators and bandwidth wholesalers (collectively, “Service Providers”) across the globe. Optical transport networks are deployed by Service Providers facing significant demands for transmission capacity prompted by increased use of high-speed Internet access, mobile broadband, high-definition video streaming services, business Ethernet services, cloud-based services and wholesale bandwidth services. The Company calls its solution for Service Providers the Infinera Intelligent Transport Network.
The Company’s products include the (i) DTN platform; (ii) DTN-X platform; and (iii) ATN platform. The DTN, DTN-X and ATN platforms are built upon and connected to one another using an optical “line system,” which we refer to as the Infinera Line System, and collectively, which we refer to as the “Covered Products.”
The Company has adopted a Conflict Minerals Policy, which is available on its website at www.infinera.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

The Company evaluated its current product lines and determined that the Covered Products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG). The survey of the Company’s suppliers determined that its supply chain is DRC Conflict Undeterminable and as a result the Company has filed a Conflict Minerals Report. A description of the Company’s reasonable country of origin inquiry to determine whether any of the necessary conflict minerals in the Company’s products originated in the Covered Countries and the due diligence measures performed are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.
Conflict Minerals Disclosure

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.infinera.com.
Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
Section 2 - Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INFINERA CORPORATION
(Registrant)
By:	/s/ BRAD FELLER	May 30, 2014
	Brad Feller	(Date)
Chief Financial Officer